Exhibit 99.1

Jiayin Group Inc. Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, April 1, 2020 (GLOBE NEWSWIRE) —Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Operational and Financial Highlights :

•	Average investment amount per investor was RMB91,033 (US$13,076), representing an increase of 73.7% from the same period of 2018.

•	Average borrowing amount per borrower was RMB8,042 (US$ 1,155), representing an increase of 14.1% from the same period of 2018.

•	Loan origination volume[1] was RMB2,900 million (US$417 million), representing a decrease of 56.1% from the same period of 2018, and a decrease of 38.6% sequentially.

•	Investment volume[2] was RMB3,990 million (US$573 million), representing a decrease of 47.1% from the same period of 2018, and a decrease of 22.2% sequentially.

•	Net revenue was RMB352.5 million (US$50.6 million), representing a decrease of 50.4% from the same period of 2018, and a decrease of 31.0% sequentially.

•	Operating loss was RMB28.9 million (US$4.1 million), compared with operating income of RMB170.2 million in the same period of 2018, and operating income of RMB83.5 million in the prior quarter.

•	Net income was RMB22.6 million (US$3.2 million), compared with net income of RMB162.3 million in the same period of 2018, and net income of RMB81.8 million in the prior quarter.

Full Year 2019 Operational and Financial Highlights:

•	Average investment amount per investor was RMB113,775 (US$ 16,343), representing an increase of 40.9% from 2018.

•	Average borrowing amount per borrower was RMB8,364 (US$ 1,201), representing an increase of 21.3% from 2018.

[1]	“Loan origination volume” refers to the total amount of loans facilitated during the period presented.
[2]	“Investment volume” refers to the total amount of all investment transactions executed by investors during the period presented.

•	Loan origination volume was RMB19,053 million (US$2,737 million), representing a decrease of 19.5% from 2018.

•	Investment volume was RMB23,025 million (US$3,307 million), representing a decrease of 14.0% from 2018.

•	Net revenue was RMB2,230.2 million (US$320.3 million), representing a decrease of 22.6% from 2018.

•	Operating income was RMB534.7 million (US$76.8 million), compared with operating income of RMB685.2 million in 2018.

•	Net income was RMB527.2 million (US$75.7 million), compared with net income of RMB611.8 million in 2018.

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented, “Our fourth quarter operating results reflect both the regulatory turbulence adversely impacting our industry and the proactive actions we are taking to postion us as a healthy and safe platform. Loan volume was generally down across the industry due to the challenging market conditions. While we are responding to the current environment, we are not losing sight of our long-term strategy. By focusing on high profile borrowers, reducing risks and improving our asset quality, we are prepared for our resumed growth. Our actions have resulted in significantly higher average investment and higher average borrowing per person, which demonstrates our customers’ strong confidence in our platform.”

Fourth Quarter 2019 Financial Results

Net revenue was RMB352.5 million (US$50.6 million), representing a decrease of 50.4% from the same period of 2018.

Revenue from loan facilitation services was RMB276.6 million (US$39.7 million), representing a decrease of 51.0% from the same period of 2018, primarily due to the decreased loan origination volume. Loan facilitation service fees from loans funded by institutional funding partners were RMB45.7 million (US$6.6 million), compared with none from the same period of 2018.

Revenue from post-origination services was RMB48.6 million (US$7.0 million), representing a decrease of 32.1% from the same period of 2018. The decrease was due to the decreased loan origination as well as the cease of post-origination loan services previously servered by Shanghai Caiyin Asset Management Co, Ltd (“Caiyin”).

Origination and servicing expense was RMB78.3 million (US$11.3 million), representing a decrease of 33.4% from the same period of 2018, primarily due to decreased volume of loans facilitated by the Company.

Allowance for uncollectible receivables and contract assets was RMB56.0 million (US$8.0 million), representing a decrease of 28.6% from the same period of 2018, primarily due to the decrease in loan origination volume.

Sales and marketing expense was RM132.4 million (US$19.0 million), representing a decrease of 19.3% from the same period of 2018, primarily due to the reduced advertisement spending for promotional activities.

General and administrative expense was RMB75.9 million (US$10.9 million), representing an increase of 13.0% from the same period of 2018. The increase was primarily due to the increased share-based compensation expense allocated to general and administrative expenses.

Research and development expense was RMB38.6 million (US$5.5 million), representing a decrease of 46.3% from the same period of 2018. The decrease was primarily due to our strict cost control to sustain our profit margin which resulted in a significant cut in research and development expense.

Losses from operations was RMB28.9 million (US$4.1 million), compared with an operating income of RMB170.2 million in the same period of 2018.

Net income was RMB22.6 million (US$3.2 million), compared with a net income of RM162.3 million in the same period of 2018.

Cash and cash equivalents were RMB122.1 million (US$17.5 million) as of December 31, 2019, compared with RMB41.4 million as of December 31, 2018.

Full Year 2019 Financial Results

Net revenue was RMB2,230.2 million (US$320.3 million), representing a decrease of 22.6% from the same period of 2018.

Revenue from loan facilitation services was RMB1,747.1 million (US$251 million), representing a decrease of 22.2% from 2018, primarily due to the decreased loan origination volume. Loan facilitation service fees from loan funded by institutional funding partners were RMB80.7 million(US$11.6 million), compared with none from 2018.

Revenue from post-origination services was RMB267.0 million (US$38.4 million), representing an increase of 10.3% from 2018, primarily due to the accumulated loans originated during prior periods, offset by the decrease in loan origination volume as well as the cease of post-origination service previously provided by Caiyin.

Origination and servicing expense was RMB425.6 million (US$61.1 million), representing an increase of 5.9% from 2018, primarily due to the increased cost of credit assessment and loan collection.

Allowance for uncollectible receivables and contract assets was RMB238.4 million (US$34.2 million), representing a decrease of 10.4% from 2018, primarily due to the decrease in loan origination volume and the increased efforts in credit assessment and risk control.

Sales and marketing expense was RM606.0 million (US$87.1 million), representing a decrease of 16.6% from 2018, primarily due to the reduced advertisement spending for promotional activities.

General and administrative expense was RM224.1 million (US$32.2 million), representing an increase of 49.0% from 2018. The increase was primarily due to the increased share-based compensation expense allocated to general and administrative expenses.

Research and development expense was RMB201.4 million (US$28.9 million), representing an increase of 9.3% from 2018. The increase was primarily due to an increase in fees paid to third parties for advanced technology and equipments, and an increase in share-based compensation expense allocated to research and development expenses.

Income from operations was RMB534.7 million (US$76.8 million), compared with an operating income of RMB685.2 million in 2018.

Net income was RMB527.2 million (US$75.7 million), compared with a net income of RM611.8 million in 2018.

Conference Call

The Company will host a conference call to discuss its financial results on Wednesday, April 1, 2020 at 8:00 a.m. US Eastern Time/ 8:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4556618

A replay of the conference call may be accessed by phone at the following numbers until April 9, 2020. To access the replay, please reference the conference ID 4556618.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	41,441	122,149	17,546
Restricted cash	41,500	—	—
Amounts due from related parties	—	130,722	18,777
Accounts receivable, net	336,849	139,164	19,990
Contract assets, net	203,080	—	—
Assets from the investor assurance program, net	5,525	—	—
Short-term Investment	—	69,618	10,000
Prepaid expenses and other current assets	88,234	91,002	13,072
Deferred tax assets	56,027	68,292	9,810
Long-term Investment	—	3,826	550
Property and equipment	29,011	39,084	5,614
Right-of-use assets[3]	—	37,215	5,346
Other long-term assets	212	—	—

TOTAL ASSETS	801,879	701,072	100,705

LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company:
Payroll and welfare payable	110,562	48,524	6,970
Amounts due to related parties	84,509	872	125
Liabilities from investor assurance program	1,547,072	—	—
Other guarantee liabilities	4,060	—	—
Other Payable	50,783	31,210	4,483
Contract Liability	—	181,641	26,091
Other Payable related to the disposal of Caiyin	—	839,830	120,634
Tax payables	422,177	179,421	25,772
Refund liabilities	84,498	—	—
Lease liabilities[3]	—	35,215	5,058
Accrued expenses and other current liabilities	150,224	125,958	18,096

TOTAL LIABILITIES	2,453,885	1,442,671	207,229

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$ 0.000000005 par value; 10,000,000,000,000 shares authorized, 200,000,000 shares issued and outstanding as of December 31, 2018, 216,100,000 shares issued and outstanding as of December 31, 2019, respectively)	0	0	0
Additional paid-in capital	395,472	777,408	111,668
Accumulated deficit[4]	(2,047,478)	(1,519,731)	(218,296)
Other comprehensive income	—	469	67
Total Jiayin Group shareholder’s deficit	(1,652,006)	(741,854)	(106,561)
Non-controlloing interests	—	255	37

TOTAL SHAREHOLDERS’ DEFICIT	(1,652,006)	(741,599)	(106,524)

TOTAL LIABILITIES AND DEFICIT	801,879	701,072	100,705

[3]

The Company has adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect the Company’s our results of operations, financial condition or liquidity.

[4]	It includes accumulated loss from under common control transactions related to Geerong Yun.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenue	710,257	352,455	50,627	2,881,940	2,230,176	320,345

Operating cost and expenses:
Origination and servicing	(117,644)	(78,333)	(11,252)	(401,679)	(425,565)	(61,129)
Allowance for uncollectible accounts receivable and contract assets	(78,360)	(56,025)	(8,048)	(265,978)	(238,350)	(34,237)
Provision for assets and liabilities from investor assurance program	(41,018)	—	—	(467,728)	—	—
Sales and marketing	(163,952)	(132,434)	(19,023)	(726,582)	(606,049)	(87,054)
General and administrative	(67,193)	(75,923)	(10,906)	(150,465)	(224,139)	(32,196)
Research and development	(71,915)	(38,619)	(5,547)	(184,302)	(201,404)	(28,930)

Total operating cost and expenses	(540,082)	(381,334)	(54,776)	(2,196,734)	(1,695,507)	(243,546)
Income (loss) from operation	170,175	(28,879)	(4,149)	685,206	534,669	76,799
Interest income (expense)	(872)	5,806	828	169	5,720	822
Other income, net	8,258	3,012	433	20,298	23,803	3,419

Income (loss) before income taxes	177,561	(20,061)	(2,888)	705,673	564,192	81,040
Income tax (expense) benefit	(15,226)	42,616	6,121	(93,915)	(37,007)	(5,316)

Net income	162,335	22,555	3,233	611,758	527,185	75,724
Less: net loss attributable to non-controlling interest shareholders	—	(487)	(70)	—	(562)	(81)
Net income attributable to Jiayin Group Inc.	162,335	23,042	3,303	611,758	527,747	75,805

Weighted average shares used in calculating net income per share:
- Basic and diluted	200,000,000	216,100,000	216,100,000	200,000,000	210,409,863	210,409,863
Net income per share:
- Basic and diluted	0.81	0.11	0.02	3.06	2.51	0.36
Net income per ADS (1 ADS represents 4 ordinary shares):
- Basic and diluted	3.25	0.44	0.08	12.24	10.04	1.44
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	—	(10,305)	(1,480)	—	471	68

Comprehensive income	162,335	12,250	1,753	611,758	527,656	75,792
Comprehensive loss attributable to non-controlling interest		(487)	(70)		(560)	(80)

Total comprehensive income attributable to Jiayin Group Inc.	162,335	12,737	1,823	611,758	528,216	75,872